UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
OF 1934

For the fiscal year ended December 31, 2011

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to _______

Commission file number: 001-12215

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROFIT SHARING PLAN OF QUEST DIAGNOSTICS INCORPORATED

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

QUEST DIAGNOSTICS INCORPORATED
3 GIRALDA FARMS
MADISON, NJ 07940

The Profit Sharing Plan of Quest Diagnostics Incorporated

Index to Financial Statements and Additional Information

Page
Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3

Notes to Financial Statements	4

Additional Information*

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) December 31, 2011	11

Signature	12

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibit

Exhibit 23 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Profit Sharing Plan of Quest Diagnostics Incorporated

We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Profit Sharing Plan of Quest Diagnostics Incorporated as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of the year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP
New York, New York
June 8, 2012

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010
(in thousands)

	2011	2010
Assets
Investment in Master Trust, at fair value	$2,408,768	$2,403,770
Notes receivable from participants	85,061	80,419
Net assets available for benefits, reflecting investments at fair value	2,493,829	2,484,189

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,433)	(2,480)
Net assets available for benefits	$2,487,396	$2,481,709

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2011
(in thousands)

Additions to net assets attributed to:
Net investment income from Master Trust	$5,471
Interest income from notes receivable from participants	3,912

Contributions
Employer	78,425
Participants	125,427
Total contributions	203,852

Total additions	213,235

Deductions from net assets attributed to:
Benefits paid to participants	206,492
Administrative expenses	307
Total deductions	206,799

Net increase	6,436
Net transfers to other plans	(749)

Net assets available for benefits:
Beginning of year	2,481,709

End of year	$2,487,396

The accompanying notes are an integral part of these financial statements.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands)

1.    Description of the Plan

Background - The Profit Sharing Plan of Quest Diagnostics Incorporated (the “Plan”) is a defined contribution plan established by Quest Diagnostics Incorporated (the “Company” or the “Plan Sponsor”) to provide its eligible employees with retirement benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

Effective January 1, 2009, the Company entered into an agreement with Fidelity Management Trust Company (“FMTC”) to form a master trust (“Master Trust”) to hold the assets of the Plan and the 401(k) Savings Plan of Quest Diagnostics Incorporated on a commingled basis for investment purposes only. The formation of the Master Trust did not affect the investment options of the participants.

Plan assets of $749 were transferred from the Plan primarily to the 401(k) Savings Plan of Quest Diagnostics Incorporated in 2011.

Eligibility and Participant Contributions - All eligible employees who have completed one month of service, as defined, may participate in the Plan. Participants may contribute an amount between 1% and 35% of their eligible compensation, as defined, for the contribution period. Catch-up contributions, as defined in the Internal Revenue Code, are permissible for eligible participants. Participants may modify their contribution percentage at any time.

    Company Matching Contributions - The Company matches 100% of a participant's contribution, up to 6% of eligible compensation, in cash after the participant completes 12 months of service, as defined, with the Company. Company contributions are remitted to the Plan at the same time that the corresponding participants' contributions are remitted. Effective January 1, 2012, the company match was amended to be 100% of a participant's contribution, up to 5% of eligible compensation, in cash after the participant completes 12 months of service, as defined, with the Company.

Participant Accounts - A separate individual account is established for each participant in the Plan. Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions, plus actual earnings thereon. Earnings are allocated by fund based on the ratio of the participant's account invested in a particular fund to all participants' investments in that fund.

Vesting - Participants immediately vest in their voluntary contributions and Company contributions plus actual earnings thereon. Certain participants who were active in plans sponsored by previous employers have vesting requirements applied to their previous employer contribution accounts consistent with the vesting requirements in effect before the assets were merged into the Plan.

Investment Options - Participants may elect to have their voluntary contributions and Company matching contributions invested in any or all of the available investment funds, most of which are managed by Fidelity Management & Research Company (“FMRC”). Participants may also elect to have their voluntary contributions and Company matching contributions invested in shares of the Company's common stock. Participants have the ability to modify their investment elections daily, subject to certain short-term trading restrictions imposed by FMRC and the Company's securities trading policy, which prohibits trading in the Company's common stock on a short-term basis and while in possession of material non-public information about the Company.
Participants cannot contribute greater than 25% per pay period of pre-tax contributions into the Quest Diagnostics Stock Fund. In addition, participants can transfer monies into the Quest Diagnostics Stock Fund only to the extent the percentage of holdings in the Quest Diagnostics Stock Fund after the transfer remains below 25% of the participant's entire account balance.

Participants may elect to receive their dividends on investments in the Quest Diagnostics Stock Fund as a taxable cash payment or to have those dividends automatically reinvested.

Master Trust - FMTC has been designated as the trustee of the Master Trust and is responsible for the investment,

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

reinvestment, control, and disbursement of the funds and portfolios of the Plan and the 401(k) Savings Plan of Quest Diagnostics Incorporated.

Distribution Options - Participants can elect to have their benefit distributions, equal to the value of the vested portion of their account balance, paid in the form of a lump sum distribution, a direct rollover into another eligible retirement plan or traditional individual retirement account, installment payments, or for appropriate assets, an annuity.

Withdrawals - Withdrawals may be made for qualified emergencies, as defined in the Internal Revenue Code. Depending upon the type of withdrawal and the status of the contribution, penalties upon withdrawal may apply. Participants may also begin to make withdrawals without penalty at age 59 ½, subject to certain limitations as defined by the Plan.

Forfeitures - Employer contributions in forfeited nonvested accounts may be used to reduce future employer contributions or pay the Plan's expenses. In 2011, contributions made by the Company were reduced by forfeitures of $78.

Parties-in-Interest - Certain investments of the Master Trust as of December 31, 2011 and 2010 are shares of mutual funds, a money market fund, and a collective fund managed by FMRC. These transactions qualify as party-in-interest transactions. As of December 31, 2011 and 2010, Master Trust investments with a fair value of $1,943,253 and $1,994,637, respectively, were managed by FMRC.

The Company also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Quest Diagnostics Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2011 and 2010, the total fair value of the Master Trust's investment in the Quest Diagnostics Stock Fund was $298,365 and $311,241, respectively. During 2011, total purchases and sales of Quest Diagnostic stock by the Master Trust were $32,920 and $62,783, respectively.

Notes Receivable from Participants - Participants are permitted to obtain loans in amounts not less than one thousand dollars and up to the lesser of (1) fifty thousand dollars, subject to certain limitations as defined by the Plan, or (2) 50% of the participant's vested portion of their account value. These loans are secured by one-half of a participant's vested account balance and bear interest at prime plus 1% at the time the loans are issued. Loans are repayable over a period of up to five years, unless the proceeds are used to purchase a primary residence, in which case the loan is repayable over a period of up to ten years. Principal and interest are repaid to the Plan through payroll deductions for active employees. Participants can elect to pay the entire outstanding balance of a loan directly to FMTC. Participants who are no longer active employees may continue to repay outstanding loan balances directly to FMTC.

In addition, notes receivable from participants qualify as party-in-interest transactions. As of December 31, 2011 and 2010, the carrying value of the Master Trust's notes receivable from participants was $88,474 and $83,091, respectively.

Tax Status - The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated December 16, 2011, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has subsequently been amended. The Plan Sponsor believes that the Plan, as amended since the IRS determination, continues to be designed and operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States (“GAAP”) requires the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011 there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Plan Administration - The Plan Administrator is the Employee Benefits Committee, which is appointed by the Company's Board of Directors. The Plan's trustee and record keeper are FMTC and Fidelity Investments Institutional Operations Company, Inc., respectively.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

Administrative Expenses and Other Fees - Accounting fees and certain administrative expenses of the Plan may be paid by the Plan or the Company. Loan origination and certain distribution fees are charged against participant accounts.

Management Fees - Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Termination - The Company intends to continue the Plan indefinitely, but reserves the right to change or discontinue the Plan at its discretion. Participants will become fully vested in their rights under the Plan if it is terminated or if Company contributions are completely discontinued.

2.    Summary of Significant Accounting Policies

Basis of Presentation - The Plan maintains its financial records on the accrual basis of accounting.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan provides for participant-directed investment of their voluntary contributions and Company matching contributions in a number of investment funds. Certain underlying investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in these risks could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Benefits - Benefits are recorded when paid.

Valuation of Investments - Investments are stated at fair value at year-end. Shares of mutual funds, a money market fund, a collective fund, and the Quest Diagnostics Stock Fund held by the Master Trust as of December 31, 2011 and 2010, respectively, are valued at the net asset value determined by FMRC, which approximates fair value. There are no restrictions as to redemption of these investments and the Plan does not have any contractual obligations to further invest in any of the individual funds as of December 31, 2011.

The Financial Accounting Standards Board (“FASB”) issued a standard which requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts (Managed Income Portfolio II Class 3) held by the Master Trust as of December 31, 2011 and 2010. As required by the standard, the Statements of Net Assets Available for Benefits presents the fair value of the Plan's investments, as well as an adjustment of the fully benefit-responsive investment contracts from fair value to contract value.

As of December 31, 2011 and 2010, adjustments of $6,433 and $2,480, respectively, were necessary to decrease the fair value of the Plan's investment in the Master Trust attributable to the Managed Income Portfolio II Class 3 fund (the “Collective Fund”) to contract value. For the years ended December 31, 2011 and 2010, the Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis, as it pertains to the Collective Fund.

Refer to Note 4 for additional information related to the valuation of Master Trust investments.

Notes Receivable from Participants - Notes receivable from participants are valued at their unpaid principal balance, plus any accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis.

Security Transactions and Income - Purchases and sales of securities by the Master Trust are recorded on a trade-date

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

basis. Dividend income is recorded by the Master Trust on the ex-dividend date. Interest income from investments is recorded by the Master Trust as earned on an accrual basis.

Net investment income from Master Trust represents the Plan's share of the dividends, interest and net realized and unrealized gains on investments held by the Master Trust.

Recently Adopted Accounting Pronouncement - In January 2010, the FASB issued an amendment to the accounting standards related to the disclosures about an entity's use of fair value measurements. The amended standards require entities to provide enhanced disclosures about transfers into and out of the Level 1 (fair value determined based on quoted prices in active markets for identical assets and liabilities) and Level 2 (fair value determined based on significant other observable inputs) classifications; provide separate disclosures about purchases, sales, issuances and settlements relating to the tabular reconciliation of beginning and ending balances of the Level 3 (fair value determined based on significant unobservable inputs) classification; and provide greater disaggregation for each class of assets and liabilities that use fair value measurements. Except for the detailed Level 3 roll-forward disclosures, the amendment was effective for the Plan as of January 1, 2010. The adoption of these provisions of the amendment did not have a material effect on the Plan's disclosures.

Recent Accounting Pronouncement - In May 2011, the FASB issued an amendment to the accounting standards related to fair value measurements and disclosure requirements that result in a consistent definition of fair value and common requirements for the measurement and disclosure of fair value between GAAP and International Financial Reporting Standards. This standard provides certain amendments to the existing guidance on the use and application of fair value measurements and maintains a definition of fair value that is based on the notion of exit price. This standard will become effective for the Plan on January 1, 2012 and is not expected to have a material impact on the Plan's financial statements and disclosures.

3.    Master Trust

The Plan's investments are held in the Master Trust, which was established for the investment of assets of the Plan and The 401(k) Savings Plan of Quest Diagnostics Incorporated. Each participating retirement plan has an interest in the Master Trust. The assets of the Master Trust are held by FMTC.

The value of the Plan's interest in the Master Trust is based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. As of December 31, 2011 and 2010, the Plan owned 94.5% of the assets in the Master Trust. Net investment income associated with the investments of the Master Trust are allocated to the Plan based upon the Plan's participation in the investments that comprise the Master Trust and expenses of administering the Plan, including fees and expenses of the Trustee, may be charged to the Plan. Investment fees are charged against the earnings of the funds and portfolios.

The following table presents the net assets available for benefits of the Master Trust as of December 31:

	2011	2010
Investments, at fair value:
Mutual funds	$1,938,042	$1,945,455
Quest Diagnostics Stock Fund	298,365	311,241
Collective fund	285,083	273,811
Money market fund	30,326	16,423
Total investments at fair value	2,551,816	2,546,930
Adjustment to contract value	(6,927)	(2,703)
Total investments	2,544,889	2,544,227
Notes receivable from participants	88,474	83,091
Net assets available for benefits	$2,633,363	$2,627,318

The following table presents the net investment income of the Master Trust for the year ended December 31, 2011:

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

	Interest and Dividends	Realized and Unrealized Gains (Losses)	Net Investment Income (Loss)
Investments:
Mutual funds	$58,766	$(84,446)	$(25,680)
Quest Diagnostics Stock Fund	2,152	22,496	24,648
Collective fund	4,684	(113)	4,571
Money market fund	2	—	2
	65,604	(62,063)	3,541
Notes receivable from participants	4,041	—	4,041
	$69,645	$(62,063)	$7,582

4.    Fair Value Measurements

Fair value measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, and are determined by either the principal market or the most advantageous market.

Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1:        Quoted prices in active markets for identical assets or liabilities.

Level 2:
Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3:        Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

The following tables provide a summary of the assets in the Master Trust that are measured at fair value on a recurring basis:

		Basis of Fair Value Measurements
		Quoted Prices in Active Markets for Identical Assets / Liabilities	Significant Other Observable Inputs	Significant Unobservable Inputs
December 31, 2011	Total	Level 1	Level 2	Level 3

Mutual funds:
Blended fund investments	$1,017,319	$1,017,319	$—	$—
Equity fund investments	796,286	796,286	—	—
Managed income fund investments	124,437	124,437	—	—
Total mutual funds	1,938,042	1,938,042	—	—
Quest Diagnostics Stock Fund	298,365	298,365	—	—
Collective fund	285,083	—	285,083	—
Money market fund	30,326	—	30,326	—
Total investments	$2,551,816	$2,236,407	$315,409	$—

December 31, 2010	Total	Level 1	Level 2	Level 3

Mutual funds:
Blended fund investments	$987,924	$987,924	$—	$—
Equity fund investments	843,244	843,244	—	—
Managed income fund investments	114,287	114,287	—	—
Total mutual funds	1,945,455	1,945,455	—	—
Quest Diagnostics Stock Fund	311,241	311,241	—	—
Collective fund	273,811	—	273,811	—
Money market fund	16,423	—	16,423	—
Total investments	$2,546,930	$2,256,696	$290,234	$—

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end reported on an active market.

Quest Diagnostics Stock Fund: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective fund: The Collective Fund invests in short-term bonds, fixed income securities or bond funds and derivative instruments. The Collective Fund also invests in third party wrap contracts designed to permit the use of book value accounting to maintain a constant net asset value of $1.00 per unit, although there is no guarantee that it will be able to maintain that value. The Collective Fund also utilizes the wrap contracts to provide for the payment of participant-directed withdrawals and exchanges at book value under most circumstances. Interest income is credited to the Collective Fund under

The Profit Sharing Plan of Quest Diagnostics Incorporated

Notes to Financial Statements (dollars in thousands) - continued

the wrap contracts; investment gains and losses are not recognized immediately but rather recognized over time by adjusting the interest rate credited to the Collective Fund. The crediting interest rate was 1.60% and 1.82% at December 31, 2011 and 2010, respectively. The average yield rate was 1.92% and 2.25% for 2011 and 2010, respectively. The Collective Fund may also purchase investment contracts offered by insurance companies and other approved financial institutions that provide for the payment of a specified rate of interest to it and the repayment of interest at maturity. The fair value of the Collective Fund is primarily derived from inputs other than quoted prices that are observable and are therefore classified within Level 2 of the fair value hierarchy.

Money market fund: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5.    Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2011	2010
Net assets available for benefits per the financial statements	$2,487,396	$2,481,709
Add: adjustment to fair value from contract value for fully benefit-responsive investment contracts	6,433	2,480
Net assets available for benefits per the Form 5500	$2,493,829	$2,484,189

The following is a reconciliation of the Plan's net investment income per the financial statements to the Form 5500 for the year ended December 31, 2011:

Net investment income from Master Trust per the financial statements	$5,471
Add: current year adjustment to fair value from contract value for fully benefit-responsive investment contracts	6,433
Less: prior year adjustment to fair value from contract value for fully benefit-responsive investment contracts	(2,480)
Investment income per the Form 5500	$9,424

6.     Subsequent Event

During 2011, the Company completed the acquisition of Celera Corporation. Effective June 1, 2012, the Celera 401(k) Plan (the “Celera Plan”) was merged into the Plan. Participant account balances totaling $40,905 and outstanding participant loans totaling $768 were transferred from the Celera Plan into the Plan.

The Profit Sharing Plan of Quest Diagnostics Incorporated
EIN: #16-1387862 Plan: #333

Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2011
(dollars in thousands)

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost	(e) Current Value

*	Notes receivable from participants	**	—	$85,061

* “Party-in-interest” to the Plan.
** Rates range from 4.25% to 10.25%; maturities vary by participant.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Sponsor of The Profit Sharing Plan of Quest Diagnostics Incorporated has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

June 8, 2012

The Profit Sharing Plan of Quest Diagnostics Incorporated

By:	/s/ Robert A. Hagemann
Robert A. Hagemann
Member of the Quest Diagnostics Incorporated
Employee Benefits Committee, Plan Administrator